[Letterhead of Brookfield Investment Funds]

November 8, 2011

John Grzeskiewicz, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Investment Funds
File Nos.: 333-174323 and 811-22558

Dear Mr. Grzeskiewicz:

On May 18, 2011, October 4, 2011 and November 4, 2011, respectively, the Trust filed its registration statement on Form N-1A (“Registration Statement”), Pre-Effective Amendment No. 1 to such Registration Statement and Pre-Effective Amendment No. 2 to such Registration Statement relating to the registration of an indefinite amount of its shares of beneficial interest, pursuant to Section 24(f) under the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

Pursuant to Rule 461 under the Securities Act of 1933, the Trust and its undersigned distributor hereby request acceleration of the effective date of the Registration Statement, as amended, so that it may be declared effective at 10:00 a.m. on Thursday, November 10, 2011, or as soon as practicable thereafter.

Very truly yours,

Brookfield Investment Funds
By:	/s/ Kim G. Redding
	Name:	Kim G. Redding
	Title:	President

and

Quasar Distributors, LLC
By:	/s/ Susan LaFond
	Name:	Susan LaFond
	Title:	Treasurer